EXHIBIT 12.1
STATEMENT ON COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES Amounts in Thousands
	Years Ended December 31					6 Months Ended June 30
	2000	1999	1998	1997	1996	2001	2000
Fixed charges:
Interest expense before capitalization credits	$54,236	$53,022	$7,224	$8,074	$9,263	$32,960	$25,467
Amortization of financing costs	348	267	93	104	164	177	182
One-third of rental expense	21,668	20,798	13,668	9,735	9,663	8,730	7,360
Total fixed charges	$76,252	$74,087	$20,985	$17,913	$19,090	$41,867	$33,009

Net earnings	219,893	239,693	255,908	209,145	188,595	85,349	99,322
Provisions for income taxes	92,345	111,868	118,936	91,356	96,985	42,038	47,171
Fixed charges	76,252	74,087	20,985	17,913	19,090	41,867	33,009
Capitalized interest credits	(6,150)	(4,445)	(442)	(1,160)	(627)	(1,319)	(3,220)
Amortization of capitalized interest	686	693	715	708	674	383	354
Earnings before income taxes as adjusted	$383,026	$421,896	$396,102	$317,962	$304,717	$168,318	$176,636

Ratio of earnings to fixed charges	5.0	5.7	18.9	17.8	16.0	4.0	5.4